SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

APPLIED FILMS CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

038197109
(CUSIP NUMBER)

Harlan J. Byker
1210 Birdie Lane Holland MI  49423 6622
(616) 738-8540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Schedule 13D

CUSIP No.  038197109

1.  Name of Reporting Person
	S.S. or I.R.S. Identification No. of Above Person

	Harlan J Byker	    SS# ###-##-####

2.  Check the Appropriate Box if a Member of a Group
	(a)
	(b)

3.  SEC USE ONLY
4.  Source of Funds	PF    Personal Funds
5.  Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d)  or2(e) [  ]

6.  Citizenship or Place of Organization        USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.  Sole Voting Power
    217,000
8.  Shared Voting Power

9.  Sole Dispositive Power

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     217,000 shares
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
13.  Percent of Class Represented by Amount in Row (11)      6.2%
14.  Type of Reporting Person       IN     Individual


Item 1.		Security and Issuer.

This statement relates to the common stock, no par value per share (the "common stock" or the "shares") of Applied Films Corporation
(the "Company") which has its principal executive offices at 9586 I-25 Frontage Road, Longmont CO 80504.

Item 2.		Identity and Background.

	This statement is being filed by:
	a) Harlan J. Byker
	b) 1210 Birdie Lane   Holland MI  49423 6622
	c) President and Co-owner of:  Pleotint LLC
					7705 West Olive Road   West Olive, MI  49460

	d) No

	e) No

	f) USA

Item 3.		Source and Amount of Funds or Other Considerations.

As of the date hereof, Harlan J. Byker held 217,000 shares of common stock. Capital was a combination of personal funds and margin, borrowing from ABN AMRO INC.

Item 4.		Purpose of Transaction.

To acquire an equity interest in the Company for investment purposes.

Item 5.		Interest in Securities of the Issuer.

As of the date hereof, Harlan J. Byker owns 217,000 shares of the common stock representing 6.2% of the common stock deemed outstanding of the date hereof. Set forth in appendix A* attached here to.

Item 6.		Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.

	Not Applicable

Item 7.		Material to be Filed as Exhibits.

	Not Applicable



Appendix A*

1.	Transactions Effected by Harlan J. Byker

Date of
Transaction	No. of Units Purchased   No. of Units Sold   Price Per Unit

3/8/99             50,000                                      2 1/8
2/24/99             4,000                                      2 5/8
2/19/99             1,000                                      2 5/8
2/12/99             1,000                                      2 5/8
2/9/99              4,000                                      2 5/8
1/25/99             2,500                                      3 1/4
1/21/99             2,500                                      3 1/4
1/19/99            15,000                                      3 7/32
1/14/99            20,000                                      3 7/32
1/7/99             12,500                                      3 1/4
1/6/99              5,000                                      3 1/4
1/5/99              2,500                                      3 1/4


*Each of the transactions set forth in this Appendix was a regular way transaction.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 17, 1999

Signature: ___________________
		Harlan J. Byker